Filed pursuant to Rule 433

Issuer Free Writing Prospectus dated December 6, 2011

Registration Statement No. 333-175475

GSE Holding, Inc.

This free writing prospectus relates only to this offering and should be read together with the preliminary prospectus, dated November 29, 2011, relating to the initial public offering of common stock by GSE Holding, Inc. (the “Preliminary Prospectus”).  The Preliminary Prospectus has been updated by Amendment No. 4 to the Registration Statement on Form S-1 (File No. 333-175475).  A copy of the most recent preliminary prospectus included in Amendment No. 4 to the Registration Statement can be accessed through the following link: http://sec.gov/Archives/edgar/data/1275712/000104746911009939/a2205256zs-1a.htm. The following summarizes certain disclosures in the prospectus included in Amendment No. 4 to the Registration Statement that update the disclosures in the Preliminary Prospectus. References below to “we,” “us” and “our” refer to GSE Holding, Inc. and its subsidiaries.

The following list summarizes the principal changes that were made in Amendment No. 4:

•                  We have revised “Prospectus Summary” on page 11 and “Dilution” on page 42 to reflect the fact that 4,276,703, and not 9,518,704, shares of common stock have been reserved for issuance under our Amended and Restated 2004 Stock Option Plan and our 2011 Omnibus Incentive Compensation Plan.

•                  We have revised “Risk Factors” on page 32 to confirm that the per share dilution a purchaser of our common stock in our initial public offering will incur is $12.15.

•                  We have revised “Use of Proceeds” on page 36 to include the amount of outstanding borrowings under our First Lien Credit Facility and under our Second Lien Term Loan, in each case as of September 29, 2011, as follows:

“As of November 29, 2011, we had $157.4 million in outstanding borrowings under our First Lien Credit Facility, consisting of $134.7 million under our First Lien Term Loan and $22.7 million under our Revolving Credit Facility, which matures in May 2016 and accrues interest at either (x) the Base Rate, as defined in our First Lien Credit Facility, plus four and one-half percent (4.50%) per annum or (y) the LIBOR Rate plus five and one-half percent (5.50%) per annum. As of November 29, 2011, we had $40.3 million outstanding under our Second Lien Term Loan, which matures in November 2016 and accrues interest at either (x) the Base Rate, as defined in our Second Lien Term Loan, plus eight and one-half percent (8.50%) per annum or (y) the LIBOR Rate plus nine and one half percent (9.50%) per annum. In addition, our Second Lien Term Loan accrues PIK interest of two percent (2.00%) per annum.”

•                  We have made adjustments to the numbers in the column titled “As Adjusted for This Offering” in “Capitalization” on page 39 to correctly reflect the impact of the 3.621-for-1 stock split effected on November 22, 2011.  We do not believe the adjustments are material.

•                  We made adjustments to “Unaudited Pro Forma Condensed Consolidated Financial Statements” on pages 43 through 49 to reflect a full valuation allowance of approximately $5.6 million with respect to our deferred tax asset and $1.2 million of accrued interest under our Senior Secured Credit Facilities.  We do not believe the adjustments are material.

•                  We have revised “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Segment Data” on page 57 to correct the table showing our sales from each segment as a percentage of total sales, which previously inadvertently reflected intercompany transactions:

	North America	Europe Africa	Asia Pacific	Latin America	Middle East
	(in thousands, except percentages)
Year ended December 31, 2008
Sales	$183,743	$105,111	$58,658	$45,931	$15,552
Gross profit	26,782	14,799	4,542	3,340	2,522
Gross margin	14.6%	14.1%	7.7%	7.3%	16.2%
Year ended December 31, 2009
Sales	$137,504	$82,278	$37,754	$23,613	$10,050
Gross profit	25,377	6,654	1,220	(1,389)	1,300
Gross margin	18.5%	8.1%	3.2%	(5.9)%	12.9%
Year ended December 31, 2010
Sales	$142,956	$104,506	$49,370	$36,120	$9,831
Gross profit	24,005	10,506	4,301	3,855	1,216
Gross margin	16.8%	10.1%	8.7%	10.7%	12.4%
Nine months ended September 30, 2010
Sales	$106,383	$83,771	$33,342	$23,353	$6,189
Gross profit	17,023	7,627	2,163	2,636	753
Gross margin	16.0%	9.1%	6.5%	11.3%	12.2%
Nine months ended September 30, 2011
Sales	$155,579	$103,730	$56,772	$30,643	$7,067
Gross profit	33,300	7,763	7,742	3,441	620
Gross margin	21.4%	7.5%	13.6%	11.2%	8.8%

•                  We have revised “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Critical Accounting Policies—Stock-Based Compensation” on pages 85-86 to provide additional disclosure regarding the increase in the fair value of our common stock as follows between January 2011 and today:

•                  The discounted cash flow analysis that we undertook for the purpose of the January 2011 valuation used projected Adjusted EBITDA for the full 2011 fiscal year. While our projections in January 2011 represented the best reasonable estimate of our future results available at the time, it became clear following that date that our performance in 2011 would exceed those projections by a substantial margin. These improved results resulted from two primary factors: First, the global economy appeared to be emerging from recession in January 2011; however, it was difficult for us to know whether that emergence would continue and the rate of growth that would result. As a result, the future EBITDA growth rates that we assumed for the January 2011 valuation were less than the growth rate that we experienced and that we projected for the future. Second, we were engaged in a significant effort to improve our gross margins and operating margins in 2011. It was impossible in January 2011 to project with certainty how effective our efforts would be. In fact, our gross margins increased to 14.9% for the nine months ended September 30, 2011 compared to 11.9% in the comparable period in the prior year. Our operating margins increased to 5.7% for the nine months ended September 30, 2011 compared to a loss in the comparable period in the prior year.

•                  Our improved performance in 2011 favorably impacted our projected performance for 2012 upon which the range set forth on the cover page of this prospectus is primarily based. There has also been an increase in the multiples of comparable companies since January 2011, which further supports an increase in our valuation as of the date of this prospectus. In addition, the use of the proceeds of this offering to reduce indebtedness also positively impacts our valuation due to the ability that it provides for us to make additional capital expenditures and have available additional working capital to grow our business. Deleveraging was not considered in the January 2011 valuation. Finally, we believe that the illiquidity discount associated with being a private company will no longer apply after this offering, and is reflected in an increase in the fair market value per share of our common stock.

The issuer has filed a registration statement (including a prospectus) with the Securities and Exchange Commission (the “SEC”) for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may obtain these documents for free by visiting EDGAR on the SEC web site at

www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send to you the prospectus if you request it by calling Oppenheimer & Co. Inc., Attention: Syndicate Prospectus Department, 300 Madison Avenue, 4th Floor, New York, New York 10017, Telephone: 212-667-8563, Email: EquityProspectus@opco.com; and FBR Capital Markets & Co., Attention: Syndicate Prospectus Department, 1001 Nineteenth Street North, Arlington, Virginia 22209, Telephone: 703-312-9500, Email: prospectuses@fbr.com.